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                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 3 )*

                       Home Security International, Inc.
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                               (Name of Issuer)

                   Common Stock, $0.001 par value per share
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                        (Title of Class of Securities)

                                   437333107
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                                (CUSIP Number)

                                  Paul Brown
                        c/o Alliance Investments S.A.M
                              Le Panorama Bloc AB
                                57 Rue Grimaldi
                                MC 98000 MONACO

                              011.377.92.16.51.91
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      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 May 25, 2000
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), ss.240.13d-1(f) or ss.240.13d-1(g), check the following box / /.

Note. Schedules filed in paper format shall include a signed original and five copies, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D

                                                             -----------------
CUSIP NO.                                                    Page 2 of 4 Pages
         -----------------                                   -----------------

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      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Paul Brown
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS (See Instructions)
 4
      PF
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Monaco
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,265,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,265,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,265,000
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      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      19.2%
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      TYPE OF REPORTING PERSON (See Instructions)
14
      CO, IN
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                                                               Page 3 of 4 Pages
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     This Amendment No. 3 supplements and amends Amendment No. 2 on Schedule 13D dated January 1, 2000 ("Amendment No. 2") filed by the former reporting person, International Home Security Investment Limited, a British Virgin Island corporation ("IHSI"). This Amendment No. 3 is being filed to change the reporting person from IHSI to Paul Brown (the "Reporting Person"), its sole shareholder, and to report the purchase of 100,000 shares of Common Stock of the Issuer. This Amendment No. 3 supplements and amends Amendment No. 2 only with respect to Items 2, 3, and 5 as set forth below. All other items are unchanged from Amendment No. 2. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in Amendment No. 2.

Item 2.   Identity and Background.

     This Amendment No. 3 to Schedule 13D is filed on behalf of the Reporting Person, the sole shareholder of IHSI which owns shares of Common Stock of the Issuer. This Schedule 13D also includes information with respect to the executive officers, directors and control persons of IHSI (each a "Control Person").

     (a)-(c), (f)

The business address of the Reporting Person and IHSI is:

c/o Alliance Investments S.A.M
Le Panorama Bloc AB
57 Rue Grimaldi
MC 98000 MONACO

IHSI is a holding company, organized for the limited purpose of holding a majority of the shares of the Common Stock of the Issuer owned by the Reporting Person. The Reporting Person, a resident of Monaco, the sole shareholder of IHSI and a director of IHSI. Rebecca Mathias is a director and corporate secretary of IHSI and can be contacted at the above stated address of IHSI. Rebecca Mathias is also an employee of Alliance Investments S.A.M.

(d) During the last 5 years, neither the Reporting Person, IHSI nor Rebecca Mathias has been convicted in a criminal proceeding (excluding traffic or similar misdemeanors).

(e) During the last 5 years, neither the Reporting Person, IHSI nor Rebecca Mathias has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 of Amendment No. 2 is supplemented and amended by inserting the following paragraph at the end thereof:

     On May 25, 2000, Paul Brown purchased 100,000 shares of Common Stock of the Issuer at a price of $0.46875 per share, through a privately negotiated transaction which cleared on the open market. The consideration used for the purchase of the 100,000 shares of Common Stock came from Paul Brown's unencumbered personal funds.
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                                                               Page 4 of 4 Pages
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Item 5.   Interest in the Securities of the Issuer.

         Subparagraph (a)-(b) of Item 5 of Amendment No. 2 is hereby supplemented and amended to read in its entirety as follows:

               Pursuant to the Reporting Person's purchase on May 25, 2000 of 100,000 shares of Common Stock of the Issuer, the Reporting Person is deemed to beneficially own 1,265,000 shares of the Issuer. IHSI beneficially owns 400,000 shares of Common Stock, 765,000 shares of Common Stock issuable upon the exercise of the Warrant and Options. The remaining 100,000 shares owned by the Reporting Person are held in street name by Morgan Stanley Dean Witter. The Reporting Person's beneficial ownership now totals 19.2% of the total number of shares of Common Stock outstanding. The Reporting Person has the sole power to vote and direct the vote and the sole power to dispose and direct the disposition of such shares. See Item 2 for information on Control Persons.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2000



                                        By: /s/ Paul Brown
                                           -----------------------------
                                                Paul Brown